

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, CO 80301

> **Re: Biodesix, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.8.1, 10.8.2, 10.9.1, 10.9.2, 10.11, 10.12, 10.13.1, 10.13.2, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.29, 10.30, 10.31, and 10.32**
> **Filed October 2, 2020**
> **File No. 333-249260**

Dear Mr. Hutton:

        We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                Sincerely,

                Division of Corporation Finance